UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption under
Rule U-3A-2 from the Provisions of the Public Utility
Holding Company Act of 1935

To Be Filed Annually prior to March 1

BLACK HILLS CORPORATION

For the fiscal year ended December 31, 2003

        Black Hills Corporation hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information.

ITEM 1.	Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (“EWG”) or foreign utility company in which claimant directly or indirectly holds an interest.

Black Hills Corporation

        Black Hills Corporation is a South Dakota corporation headquartered in Rapid City, South Dakota. The corporation is a public utility holding company and is the ultimate parent corporation of the Black Hills organization. Subsidiaries of Black Hills Corporation are engaged in the generation, transmission, distribution and sale of electricity, the production, marketing, and transportation of natural gas, oil, and coal, and the provision of communications, cable television, and internet services. Black Hills Corporation is publicly traded and is listed on the New York Stock Exchange under the symbol “BKH”.

Black Hills Power, Inc.

        Black Hills Power, Inc. (“Black Hills Power”) is a South Dakota corporation and a wholly owned subsidiary of Black Hills Corporation, headquartered in Rapid City, South Dakota. Black Hills Power is a public utility engaged in the generation, transmission, distribution and sale of electricity to approximately 60,000 customers in eleven counties in western South Dakota, eastern Wyoming, and southwestern Montana. Black Hills Power is the only regulated, non-EWG public utility subsidiary of Black Hills Corporation.

Black Hills Energy, Inc.

        Black Hills Energy, Inc. (“BHE”) is a South Dakota corporation and a wholly owned subsidiary of Black Hills Corporation, headquartered in Golden, Colorado. BHE is an intermediate holding company for subsidiaries engaged in the generation and sale of electricity, the production, marketing, and transportation of natural gas, oil, and coal, and the provision of communications, cable television, and internet services.

Wyodak Resources Development Corporation

        Wyodak Resources Development Corporation (“Wyodak”) is a Delaware corporation and a wholly owned subsidiary of Black Hills Energy, Inc. Wyodak is headquartered in Rapid City, South Dakota, but its principal place of business is in Gillette, Wyoming. Wyodak owns and operates a surface coal mine in the Powder River Basin of Wyoming. Wyodak produces and markets coal to several unrelated third parties, and also supplies coal to Black Hills Power. Subsidiaries of Wyodak are engaged in the businesses of generating and selling electricity, producing and marketing coal, oil, and natural gas, and the provision of communications, cable television, and internet services.

Black Hills Exploration and Production, Inc.

        Black Hills Exploration and Production, Inc. (“BHEP”) is a Wyoming corporation and a wholly owned subsidiary of Wyodak headquartered in Golden, Colorado. BHEP engages in oil and natural gas exploration and production in Wyoming, Montana, North Dakota, Nebraska, Colorado, California, Texas, Oklahoma, and Louisiana.

Black Hills Acquisition Corporation

        Black Hills Acquisition Corporation (“BHAC”) is a Colorado corporation and non-surviving entity in a merger with Mallon Resources Corporation, a wholly owned subsidiary of BHEP. BHAC was formed to serve as the merger subsidiary in connection with the merger and acquisition of Mallon Resources Corporation (as described more fully in the Registration Statements on file with the Securities and Exchange Commission (Forms S-4 and S-4/A, SEC File Number 333-101576, filed on November 29, 2002 and January 31, 2003, respectively). The merger was completed on March 10, 2003.

Mallon Resources Corporation

        Mallon Resources Corporation (“MRC”) is a Colorado corporation that is wholly owned by BHEP. BHEP acquired MRC on March 10, 2003, where MRC is the surviving entity in the merger with BHAC, as described above. MRC, through its wholly owned subsidiary Mallon Oil Company, owns and operates oil and natural gas reserves, located primarily on the Jicarilla Apache Nation in the San Juan Basin of New Mexico.

Mallon Oil Company

        Mallon Oil Company (“MOC”) is a Colorado corporation that is a wholly owned subsidiary of MRC. MOC was acquired by BHEP through the acquisition merger of MRC on March 10, 2003. MOC is the operating and management company for oil and natural gas operations located primarily in the San Juan Basin of New Mexico.

Black Hills Cabresto Pipeline, LLC

        Black Hills Cabresto Pipeline, LLC (“BHCP”) is a Delaware limited liability company and wholly owned subsidiary of MRC. BHCP will own and operate a 12-mile natural gas pipeline currently under construction and located in the San Juan Basin of New Mexico.

Landrica Development Company

        Landrica Development Company (“LDC”) is a South Dakota corporation and a wholly owned subsidiary of Wyodak, headquartered in Rapid City, South Dakota. LDC is the owner real estate interests near Gillette, Wyoming.

Black Hills Fiber Systems, Inc.

        Black Hills Fiber Systems, Inc. (“BHFS”) is a South Dakota corporation and a wholly owned subsidiary of Wyodak. BHFS is headquartered in Rapid City, South Dakota. BHFS is a fifty-one percent member of Black Hills FiberCom, L.L.C.

Black Hills FiberCom, L.L.C.

        Black Hills FiberCom, L.L.C. (“BHFC”) is a South Dakota limited liability company headquartered in Rapid City, South Dakota. The company consists of two members, BHFS and GLA New Ventures, LLC. The company is engaged in the business of providing telephone, cable television, and internet services in the Black Hills region of western South Dakota.

Black Hills Publishing Montana, LLC

        Black Hills Publishing Montana, LLC (“BHPM”) is a Delaware limited liability company headquartered in Rapid City, South Dakota. The sole member/manager of BHPM is BHFC. The company is engaged in the business of publishing a telephone directory for the Billings, Montana region.

BHFC Publishing, LLC

        BHFC Publishing, LLC (“BHFCP”) is a Delaware limited liability company headquartered in Rapid City, South Dakota. The sole member/manager of BHPM is BHFC. The company is engaged in the business of publishing a telephone directory for the Black Hills region of western South Dakota.

Daksoft, Inc.

        Daksoft, Inc. (“Daksoft”) is a South Dakota corporation and a wholly owned subsidiary of Wyodak headquartered in Rapid City, South Dakota. Daksoft develops and markets internally generated computer software to its associates and to unrelated third parties.

Enserco Energy Inc.

        Enserco Energy Inc. (“Enserco”) is a South Dakota corporation and a wholly owned subsidiary of Wyodak. Enserco is headquartered in Golden, Colorado. Enserco is engaged in the business of marketing natural gas on a wholesale basis in the Mid-Continent, Rocky Mountain and Pacific Coast regions of the United States and in Canada. Enserco is also the sole member of VariFuel, LLC.

VariFuel, LLC

        VariFuel, LLC (“VariFuel”) is a South Dakota limited liability company and a wholly owned subsidiary of Enserco headquartered in Golden, Colorado. The company formerly engaged in marketing retail natural gas in the metropolitan area of Chicago, Illinois, but is presently inactive.

Sandia Energy, LLC

        Sandia Energy, LLC is a Colorado limited liability company that is 49% owned by Enserco. The Company is inactive and will be dissolved.

Black Hills Energy Resources, Inc.

        Black Hills Energy Resources, Inc. (“BHER”) is a South Dakota corporation and a wholly owned subsidiary of Wyodak. BHER is headquartered in Rapid City, South Dakota and engages in the marketing and transportation of oil in the state of Texas.

Black Hills Energy Pipeline, LLC

        Black Hills Energy Pipeline, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 99% limited partner in Millennium Pipeline Company, L.P., a Texas limited partnership which owns and operates an oil pipeline in the Gulf Coast Region of Texas.

Black Hills Millennium Pipeline, Inc.

        Black Hills Millennium Pipeline, Inc. is a South Dakota corporation and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 1.0% general partner in Millennium Pipeline Company, L.P. a Texas limited partnership which owns and operates an oil pipeline in the Gulf Coast Region of Texas.

Black Hills Energy Terminal, LLC

        Black Hills Energy Terminal, LLC is a South Dakota limited liability company and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 99% limited partner in Millennium Terminal Company, L.P., a Texas limited partnership which owns and operates an oil terminal and storage facility.

Black Hills Millennium Terminal, Inc.

        Black Hills Millennium Terminal, Inc. is a South Dakota corporation and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 1.0% general partner in Millennium Terminal Company, L.P., a Texas limited partnership which owns and operates an oil terminal and storage facility.

Millennium Pipeline Company, L.P.

        Millennium Pipeline Co., L.P. is a Texas limited partnership which owns and operates an oil pipeline in the Gulf Coast region of Texas. Subsidiaries of Black Hills Corporation hold limited and general partnership interests of the partnership.

Millennium Terminal Company, L.P.

Millennium Terminal Co., L.P. is a Texas limited partnership which owns and operates an oil terminal and storage facility. Subsidiaries of Black Hills Corporation hold limited and general partnership interests of the partnership.

Black Hills Operating Company, LLC

        Black Hills Operating Company, LLC (“BHOC”) is a Delaware limited liability company and a wholly owned subsidiary of BHER headquartered in Houston, Texas. BHOC is an operating and management company for oil terminals and pipelines in the east and Gulf Coast regions of Texas.

Black Hills Kilgore Energy Pipeline, LLC

        Black Hills Kilgore Energy Pipeline, LLC (“BHKEP”) is a Delaware limited liability company and a wholly owned subsidiary of BHER. BHKEP is a 99% limited partner in Black Hills Kilgore Pipeline Company, L.P., a Texas limited partnership which owns and operates an oil pipeline in the east and Gulf Coast regions of Texas.

Black Hills Kilgore Pipeline, Inc.

        Black Hills Kilgore Pipeline, Inc. (“BHKP”) is a Delaware corporation and a wholly owned subsidiary of BHER. BHKP is a 1% general partner in Black Hills Kilgore Pipeline Company, L.P., a Texas limited partnership which owns and operates an oil pipeline in the east and Gulf Coast regions of Texas.

Black Hills Kilgore Pipeline Company, L.P.

        Black Hills Kilgore Pipeline Company, L.P. (“BHKPC”) is a Texas limited partnership which owns and operates an oil pipeline in the east and Gulf Coast regions of Texas. Subsidiaries of Black Hills Corporation hold limited and general partnership interests of the partnership.

Black Hills Generation, Inc.

        Black Hills Generation, Inc. (“BHG”) (formerly known as Black Hills Energy Capital, Inc.) is a Delaware corporation and a wholly owned subsidiary of Black Hills Energy, Inc. headquartered in Golden, Colorado. The corporation is engaged in the independent power industry. Through its subsidiaries, BHG holds investments in hydroelectric and natural gas fired electric generating facilities located in Massachusetts, Colorado, Nevada and California that are QFs or are owned by EWGs.

Black Hills Independent Power Fund, Inc.

        Black Hills Independent Power Fund, Inc. is a Texas corporation and a wholly owned subsidiary of BHG. The corporation is presently inactive.

Black Hills Independent Power Fund II, Inc.

        Black Hills Independent Power Fund II, Inc. is an Illinois corporation and a wholly owned subsidiary of BHG. The corporation is presently inactive.

Black Hills Berkshire, LLC

        Black Hills Berkshire, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHG. The company is presently inactive.

Black Hills Capital Development, Inc.

        Black Hills Capital Development, Inc. is an Illinois corporation and a wholly owned subsidiary of BHG. The corporation is presently inactive.

Black Hills North America, Inc.

        Black Hills North America, Inc. is a Delaware corporation and a wholly owned subsidiary of BHG headquartered in Golden, Colorado. The corporation holds a one percent general partnership interest in Indeck North American Power Fund, L.P., which, through its subsidiary, is an investor in electric generating facilities in Massachusetts and California that are either QFs or are owned by EWGs.

North American Funding, LLC

        North American Funding, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHG headquartered in Golden, Colorado. The company is an investor in one electric generating facility in Massachusetts and two in California that are either QFs or are owned by EWGs.

EIF Investors, Inc.

        EIF Investors, Inc. is a Delaware corporation and a wholly owned subsidiary of BHG headquartered in Golden, Colorado. The corporation holds BHG’s investment in Energy Investors Fund, L.P., Energy Investors Fund II, L.P., and Energy Investors Fund III, L.P., which in turn hold investments in numerous electric generating facilities that are either QFs or are owned by EWGs in the United States and elsewhere.

Black Hills High Desert, Inc.

        Black Hills High Desert, Inc. is a Delaware corporation and a wholly owned subsidiary of BHG. The corporation is currently inactive.

Black Hills Idaho Operations, LLC

        Black Hills Idaho Operations, LLC, is a Delaware limited liability company and a wholly owned subsidiary of BHG. The company is headquartered in Golden, Colorado. The company is engaged in the business of providing plant operating services to two natural gas fired QFs located in the cities of Rupert and Glenns Ferry, Idaho.

Indeck North American Power Partners, LP

        Indeck North American Power Partners, LP (“INAPP”) is a Delaware limited partnership headquartered in Golden, Colorado. BHG holds an indirect 1% general partnership interest and a 99% limited partnership interest in INAPP. BHG also provides management services to INAPP. INAPP is the sole general partner of INAPF.

Indeck North American Power Fund, LP

        Indeck North American Power Fund, LP (“INAPF”) is a Delaware limited partnership headquartered in Golden, Colorado. BHG holds a 99% limited partnership interest and an indirect 1% general partnership interest in INAPF. BHG also provides management services to INAPF. INAPF holds investments in two natural gas fired cogeneration facilities located in Massachusetts and California that are either QFs or are owned by EWGs.

Black Hills Ontario, LLC

        Black Hills Ontario, LLC is a Delaware limited liability company with operations in Ontario, California. BHG holds direct and indirect membership interests in the company totaling 50%. BHG is also a manager of the company. The company owns and operates a natural gas fired qualifying cogeneration facility in Ontario, California.

Black Hills Harbor, LLC

        Black Hills Harbor, LLC (“Black Hills Harbor”) is a Delaware limited liability company with operations in Long Beach, California. BHG indirectly holds the membership interests in Black Hills Harbor. Black Hills Harbor owns 70% of partnership interests of Harbor Cogeneration Company, an EWG that owns and operates a natural gas fired cogeneration facility in Long Beach, California.

Indeck Auburndale, LLC

        Indeck Auburndale, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHG. The company is currently inactive.

Indeck Gordonsville, LLC

        Indeck Gordonsville, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHG. The company is currently inactive.

Acquisition Partners, LP

        Acquisition Partners, LP (“APLP”) is a New York limited partnership, headquartered in Golden, Colorado. BHG owns a 21% limited partnership interest and Adirondack Hydro Development Corporation (“Adirondack Hydro”) owns a 79% general partnership interest in APLP.

NHP, LP

        NHP, LP is a New York limited partnership (“NHP”). The company is headquartered in Golden, Colorado. Adirondack Hydro holds a 99.99% general partnership interest and APLP owns a 0.01% limited partnership interest in NHP. The company was licensed in 1992 (58 FERC 62,041) to commence construction of the Northumberland Hydroelectric Project No. 4244, to be located on the Hudson Dam of the New York State Barge Canal System.

ICPM, Inc.

        ICPM, Inc. is a Delaware corporation and a wholly owned subsidiary of BHG. By FERC order dated March 31, 1995 in Docket Number ER95-640-000, ICPM, Inc. received approval to engage in wholesale electric power and energy transactions as a marketer. The company is currently inactive.

Middle Falls Corporation

        Middle Falls Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in Golden, Colorado. The corporation’s 49% limited partnership interest in Middle Falls Limited Partnership was sold on September 30, 2003. The company is currently inactive.

Middle Falls II, LLC

        Middle Falls II, LLC is a New York limited liability company that is a wholly owned subsidiary of Adirondack Hydro and is headquartered in Golden, Colorado. The company’s 1% general partner in Middle Falls Limited Partnership was sold on September 30, 2003. The company is currently inactive.

Sissonville Corporation

        Sissonville Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in Golden, Colorado. The corporation’s 98% limited partnership interest in Sissonville Limited Partnership was sold on September 30, 2003. The company is currently inactive.

State Dam Corporation

        State Dam Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro and is headquartered in Golden, Colorado. The corporation’s 98% limited partnership interest in NYSD Limited Partnership was sold on September 30, 2003. The company is currently inactive.

Warrensburg Corporation

        Warrensburg Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in Golden, Colorado and its 98% limited partnership interest in Warrensburg Hydro Power Limited Partnership was sold on September 30, 2003. The company is currently inactive.

Black Hills Valmont Colorado, Inc.

        Black Hills Valmont Colorado, Inc. is a Delaware corporation and a wholly owned indirect subsidiary of BHG headquartered in Golden, Colorado. The company acted as financing agent during the construction phase of Black Hills Colorado, LLC’s expansion project.

Black Hills Fountain Valley, LLC

        Black Hills Fountain Valley, LLC (“BHFV”) is a Delaware limited liability company and a wholly owned subsidiary of BHG headquartered in Golden, Colorado. BHFV holds the investment of BHG in Fountain Valley Power, LLC (“Fountain Valley Power”). Fountain Valley Power is an EWG that operates a 240 MW gas fired electric generation facility located south of Colorado Springs, Colorado.

Black Hills Fountain Valley II, LLC

        Black Hills Fountain Valley II, LLC (“BHFVII”), is a Colorado limited liability company and a wholly owned subsidiary of BHG, headquartered in Golden, Colorado. BHFVII was formed to purchase real property adjacent to Fountain Valley Power.

Black Hills Nevada, LLC

        Black Hills Nevada, LLC (“BHN”) (formerly known as Southwest Power, LLC) is a Delaware limited liability company, and a wholly owned subsidiary Black Hills Southwest, LLC). Through its direct and indirect subsidiaries the company holds an investment in a 53 MW natural gas-fired cogeneration facility that is a QF and owns an adjacent 224 MW natural gas fired electric power generation facility, both located in the City of North Las Vegas, Nevada.

Black Hills Southwest, LLC

        Black Hills Southwest, LLC (formerly known as Black Hills Nevada, LLC) is a Delaware limited liability company and wholly owned subsidiary of BHG. Through its direct and indirect subsidiaries the company holds an investment in a 53 MW natural gas-fired cogeneration facility that is a QF and owns an adjacent 224 MW natural gas-fired electric power generation facility, both located in the City of North Las Vegas, Nevada.

Desert Arc I, L.L.C.

        Desert Arc I, L.L.C. is a Delaware limited liability company that is owned fifty percent (50%) by BHN. Desert Arc I is an eighty-five percent (85%) general partner in LVCLP, a Nevada limited partnership which owns a 53 MW natural gas-fired cogeneration QF located in the city of North Las Vegas, Nevada.

Desert Arc II, L.L.C.

        Desert Arc II, L.L.C. is a Delaware limited liability company, that is owned fifty percent (50%) by BHN. Desert Arc II is a fifteen percent (15%) limited partner in LVCLP, a Nevada limited partnership which owns a 53 MW natural gas-fired cogeneration QF located in the city of North Las Vegas, Nevada.

Las Vegas Cogeneration Limited Partnership.

        Las Vegas Cogeneration Limited Partnership (“LVCLP”) is a Nevada limited partnership. BHG, through its subsidiaries, owns a forty-two and one-half percent (42.5%) general partnership interest and a seven and one-half percent (7.5%) limited partnership interest in the partnership. The partnership owns a 53 MW natural gas-fired cogeneration QF located in the City of North Las Vegas, Nevada.

Sunco Ltd., a Limited Liability Company

        Sunco Ltd, a Limited Liability Company (“Sunco”) is a Nevada limited liability company and a wholly owned subsidiary of BHN. The company owns and operates a 12-acre greenhouse facility used to grow organic tomatoes. The greenhouse facility serves as the thermal host required by LVCLP to maintain its QF status. LVCLP supplies the greenhouse with thermal energy produced by the QF.

Black Hills Nevada Real Estate Holdings, LLC

        Black Hills Nevada Real Estate Holdings, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHN. The company owns and leases the land on which LVCLP’s 53 MW natural gas-fired cogeneration facility, Las Vegas Cogeneration II, LLC’s (“LVCII”) 224 MW natural gas-fired electric power generation facility, and Sunco’s greenhouse facility are located.

E-Next A Equipment Leasing Company, LLC

        E-Next A Equipment Leasing Company, LLC is a Delaware limited liability company, and wholly owned subsidiary of BHFV. The company owns and leases certain equipment, including gas turbines and transformer packages, used at FVP’s generation facility.

Black Hills Nevada Operations, LLC

        Black Hills Nevada Operations, LLC is a Delaware limited liability company and wholly owned subsidiary of BHG. The company operates the 53 MW natural gas-fired cogeneration facility owned by LVCLP and the 224 MW natural gas-fired electric power generation facility owned by LVCII, both located in the City of North Las Vegas, Nevada.

Black Hills Long Beach, Inc.

        Black Hills Long Beach, Inc. is a Delaware corporation that owns a 30% ownership interest in Harbor Cogeneration Company, an EWG that owns and operates a natural gas fired cogeneration facility in Long Beach, California. Black Hills Long Beach, Inc. is a wholly owned subsidiary of BHG, which also owns indirect interests in the same facility through its indirect membership interests in Black Hills Harbor, LLC.

West Cascade Energy, LLC

        West Cascade Energy, LLC (“WCE”) is a Delaware limited liability company that is 50% owned by BHG. West Cascade is currently exploring the development of a generating facility in Oregon.

Divested Entities

        Each of the following entities were sold as of September 30, 2003 to affiliates of Boralex Inc., a Canadian corporation, and Boralex Power Income Fund, an unincorporated Canadian trust, of which Boralex owns an interest: Middle Falls Limited Partnership, Middle Falls Partners, LLC, Sissonville II, LLC, Sissonville Partners, LLC, State Dam II, LLC, NYSD Partners, LLC, Warrensburg II Corporation, South Glens Falls, LLC, and South Glens Falls Limited Partnership.

ITEM 2.	A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

ELECTRIC PROPERTIES

        The following table provides information on the generation, transmission and distribution facilities of Black Hills Power.

Generation Facilities

        During 2003, 93.5% of the fuel used by Black Hills Power to generate electricity, measured in Btus (British thermal units), was coal. Black Hills Power’s generation facilities include: the Ben French Plant in Rapid City, South Dakota, consisting of five 20 MW combustion turbines, a 25 MW coal-fired steam boiler and four 2.5 MW oil-fired internal combustion units; Neil Simpson I and Neil Simpson II, near Gillette, Wyoming, coal units with capacities of 21.8 and 88.9 MW, respectively; Osage Plant in Osage, Wyoming, a 34.5 MW coal-fired plant; Neil Simpson Complex CT #1, a 40 MW natural gas fired combustion turbine near Gillette, Wyoming; the Wyodak Plant (20% share, co-owned with PacifiCorp) near Gillette, Wyoming, at which Black Hills Power is entitled to 72.4 MW of capacity; and a 40 MW combustion turbine (the Lange CT #1,) near Rapid City, South Dakota, which became operational in 2002.

Generating Units

Name of Plant	Year of Installation	Rating (Kilowatts)	Principal Fuel
Osage Plant - Osage, (WY)	1948-1952	34,500	Coal
Ben French Station - Rapid City, (SD)	1960	25,000	Coal
	1965	10,000	Oil
	1977-1979	100,000	Oil or Gas
Neil Simpson Station - Gillette, (WY)	1969	21,760	Coal
	1995	88,900	Coal
Neil Simpson Complex CT 1 - Gillette, (WY)	2000	40,000	Gas
Wyodak Plant - Gillette, (WY)	1978	72,400	Coal
Lange CT1 - Rapid City, (SD)	2002	40,000	Gas
Total		432,560

Of the 432.56 MW total installed capacity, 175 MW of Black Hills Power’s installed capacity is presently located in western South Dakota, with an additional 257.56 MW located in eastern Wyoming due to the abundance of low sulfur coal and natural gas in that state. By constructing its plants in close proximity to their fuel source, Black Hills Power is able to provide economical power to its customers and eliminate the substantial cost of transporting fuel by rail or pipeline to its generating facilities.

Transmission and Distribution Facilities

        Because 97% of Black Hills Power’s service territory and 96% of its customers are located in South Dakota, 2,106 miles (96%) of Black Hills Power’s 2,195 miles of distribution lines are also located in that state, with 63 additional miles (3%) of distribution lines serving Black Hills Power’s Wyoming customers and 26 miles (1%) of distribution lines serving its Montana customers.

        Black Hills Power owns transmission lines consisting of 447 miles of 230 kV transmission lines, 533 miles of 69 kV lines and 8 miles of 47 kV lines. Black Hills Power also jointly owns 43 miles of 230 kV transmission lines with Basin Electric Power Cooperative. Over six hundred miles of Black Hills Power’s transmission lines (59%) are located in South Dakota, with 289 additional line-miles (28%) in Wyoming that are used to transmit the economical power generated by Black Hills Power’s mine-mouth coal-fired facilities and natural gas fired turbine located in Wyoming to its load centers in South Dakota. Black Hills also owns 40 miles of transmission line (4%) in Montana that are used to serve its customers in that State and 94 miles of transmission line (9%) in Nebraska, the sole purpose of which is to interconnect Black Hills Power with the Western Area Power Administration’s transmission facilities in Stegall, Nebraska. Black Hills Power does not serve customers in Nebraska.

        In addition to the facilities identified above, Black Hills Power owns a service center in Rapid City, several district office buildings at various locations within its service area and an eight-story home office building in Rapid City, South Dakota, housing its home office on four floors, with the balance of the building rented to others.

        In August of 2002, Black Hills Power entered into a joint venture agreement with Basin Electric Power Cooperative of Bismarck, North Dakota, to construct and operate a 200 MW AC/DC/AC converter tie facility to connect the eastern and western power grids, at a site located southeast of Rapid City, South Dakota. Commercial operation of the facility began in October of 2003. Black Hills Power owns 35% of the capacity, and Basin Electric Power Cooperative owns the remaining 65% of the capacity.

NON-ELECTRIC ENERGY PROPERTIES

        Non-electric energy properties consist of coal mining properties, oil and natural gas properties and energy marketing properties.

Coal Mining Properties

        Wyodak is engaged in mining and processing sub-bituminous coal near Gillette in Campbell County, Wyoming, and owns or has user rights in the necessary mining, processing and delivery equipment to fulfill its sales contracts. The coal averages 8,000 Btus per pound. Mining rights to the coal are based upon four federal leases and one state lease. The estimated recoverable coal from the leases as of December 31, 2003 is 271,835,354 tons, of which 35,827,504 tons are committed to be sold to the Wyodak Plant and approximately 20,668,604 tons to Black Hills Power’s other plants.

Oil and Natural Gas Properties

        Black Hills Exploration and Production and its subsidiaries (“Black Hills Exploration”) operate 517 natural gas wells as of December 31, 2003. The vast majority of these wells are situated in the Finn-Shurley Field, located in Weston and Niobrara Counties, Wyoming, and the East Blanco Field, located in Rio Arriba County, New Mexico. Black Hills Exploration’s other operated properties are located in Nebraska, Colorado, New Mexico and Wyoming. Black Hills Exploration does not operate, but owns a working interest in, 506 producing properties located in the western and southern United States. Black Hills Exploration also operates a natural gas treatment plant, compressor stations and a gathering system in New Mexico associated with its operated production wells. Black Hills Exploration also owns a 44.7% non-operating interest in a natural gas processing plant located at the Finn Shurley Field and a 25% non-operating interest in a gathering system located in the Bearpaw Area in northern Montana.

Energy Marketing Properties

        In 1999, Black Hills Energy Resources, Inc. (“BHER”), formed Black Hills Energy Pipeline, LLC, and Black Hills Millennium Pipeline, Inc., to own a minority interest in Millennium Pipeline Company, L.P. (“Millennium Pipeline”), a 200-mile crude oil pipeline in Texas. In 2002, BHER indirectly acquired the additional ownership interests of Equilon Pipeline Company, LLC, in Millennium Pipeline giving BHER 100% indirect ownership in Millennium Pipeline through its subsidiaries, Black Hills Energy Pipeline, LLC, and Black Hills Millennium Pipeline, Inc. The pipeline has a capacity of 67,000 barrels per day and transports crude oil from Beaumont, Texas, to Longview, Texas.

        In 1999, BHER also formed Black Hills Energy Terminal, LLC, and Black Hills Millennium Terminal, Inc., to own a minority interest in Millennium Terminal Company, L.P. (“Millennium Terminal”), an oil terminal and storage facility located in Beaumont, Texas. In 2002, BHER acquired the additional ownership interests of Equilon Pipeline Company, LLC, giving BHER 100% indirect ownership in Millennium Terminal through its subsidiaries Black Hills Energy Terminal, LLC and Black Hills Millennium Terminal, Inc. The terminal has 1.1 million barrels of crude oil storage connected to the Millennium Pipeline at the Oiltanking terminal in Beaumont, Texas.

        In 2002, BHER formed Black Hills Kilgore Energy Pipeline, LLC, and Black Hills Kilgore Pipeline, Inc., to own 100% of the interests in Black Hills Kilgore Pipeline Company, L.P., giving BHER an additional 190-mile pipeline in the East Texas and Gulf Coast Regions of Texas. The pipeline has a capacity of 35,000 barrels per day for sweet type crude oil and 22,000 barrels per day of sour type crude oil. The pipeline transports crude oil from Kilgore, Texas to Houston, Texas.

ITEM 3.	The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

Black Hills Power is the only PUHCA public-utility company subsidiary of Black Hills Corporation. Black Hills Power conducts its public utility business substantially within the State of South Dakota.

(a)	Number of kwh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

Retail:	1,536,836,000 kwh
Wholesale:	1,388,689,000 kwh
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TOTAL:	2,925,525,000 kwh

(b)	Number of kwh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

Out of state:	143,781,000 kwh (Wyoming)
14,269,000 kwh (Montana)
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TOTAL:	158,050,000 kwh

(c)	Number of kwh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

Electricity generated by Black Hills Power’s generating plants is primarily sold to retail customers located in South Dakota. Black Hills Power’s rates for South Dakota retail service have been frozen since 1995 as the result of a rate settlement approved by the Public Utilities Commission of South Dakota. Black Hills recently extended the rate freeze through 2004. Under the rate freeze, Black Hills may not include fuel and purchased power adjustment clauses in its retail tariffs, placing the risk of fuel and purchased power cost increases on Black Hills Power.

Black Hills Power also utilizes its generating facilities to engage in out-of-state wholesale non-firm energy and opportunity sales and engages in other power marketing activities outside of South Dakota. Black Hills Power sold a total of 1,365,795,000 kwh of electric energy at wholesale outside of South Dakota, primarily in connection with its power marketing activities. Revenues earned by Black Hills Power through its power marketing activities enhance its ability to provide lower-cost, reliable service to its South Dakota customers, and were an important consideration of the Company in agreeing to an extension of the rate freeze. Black Hills Power’s marketing activities have allowed Black Hills Power to avoid retail rate increases for South Dakota customers. In addition, these revenues provide a source of funding, independent of retail rates, that have allowed Black Hills Power to expand its installed generating capability in South Dakota by 40 MW, and construct upgraded transmission facilities in South Dakota that will benefit South Dakota customers by enhancing reliability. These upgrades include the jointly-developed and jointly-owned (with Basin Electric Power Cooperative) 200 MW AC/DC/AC converter tie facility that was placed in service in October 2003.

(d)	Number of kwh of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

Black Hills Power purchased a total of 1,038,733 kwh of electric energy outside of South Dakota, primarily for resale in connection with its power marketing activities.

ITEM 4.	The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)

Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

(b)	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

(c)

Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

(d)	Capitalization and earnings of the EWG or foreign utility company during the reporting period.

(e)

Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

Divested EWG Entities:

        The following EWGs were sold on September 30, 2003 to affiliates of Boralex Inc., a Canadian corporation, and Boralex Power Income Fund, an unincorporated Canadian trust of which Boralex owns an interest: Adirondack Operating Services, LLC, Northern Electric Power Co., L.P., Hudson Falls, LLC, Sissonville Limited Partnership, Warrensburg Hydro Power Limited Partnership, NYSD Limited Partnership, Adirondack Hydro – Fourth Branch, LLC.

Black Hills Wyoming, Inc.

(a)

Black Hills Wyoming, Inc. (“Black Hills Wyoming” formerly Black Hills Generation, Inc. and WYGEN, Inc.) is an exempt wholesale generator (“EWG”) and a Wyoming Corporation. The FERC accepted Black Hills Wyoming’s application for EWG status in a Letter Order reported at 95 FERC ¶ 62,025 (2001). Black Hills Wyoming’s business address is 625 9th Street, P.O. Box 1400, Rapid City, SD 57709. Black Hills Wyoming commenced commercial operation of a 90 megawatt coal-fired electric generation facility to be located near Gillette, Wyoming, at the Wyodak coal mine (the “Wygen Plant”), on February 19, 2003. The company leases the facility from Wygen Funding, LP, an unrelated Delaware limited partnership owned by the project financiers. Black Hills Wyoming has constructed transmission facilities sufficient to deliver electric energy from the Wygen Plant to the Black Hills Power transmission system through an interconnection with the Wyodak Substation. On May 4, 2001, Black Hills Wyoming placed in service, a 40 MW combustion turbine (the Neil Simpson Complex CT #2) near Gillette, Wyoming.

(b)	Black Hills Wyoming is wholly owned by Wyodak.

(c)

Black Hills Corporation, through its wholly owned subsidiary, Wyodak, has made capital contributions to Black Hills Wyoming totaling $66,501,000. Black Hills Wyoming had a loan outstanding from Black Hills Generation, Inc. of $323,954,392 at December 31, 2003. Black Hills Wyoming also had a loan outstanding from Black Hills Corporation of $120,406,218 at December 31, 2003.

(d)	Total equity as of December 31, 2003 was $262,494,125. Net income for the twelve month period ended December 31, 2003 was $28,476,646.

(e)

Black Hills Wyoming has entered into Point-to-Point Transmission Service Agreements with Black Hills Power, Inc., to deliver capacity and energy generated by Black Hills Wyoming to points of delivery pursuant to rates on file with FERC.

Black Hills Wyoming entered into a Services and Facilities Agreement with Black Hills Power, Inc. on April 25, 2001, under which Black Hills Power, Inc. provides operation, maintenance and emergency services, as well as water, compressed air and auxiliary services for the benefit of a 40 MW gas combustion turbine owned by Black Hills Wyoming and located near Gillette, Wyoming. Fees and service charges are billed at cost.

Black Hills Wyoming is a party to the Power Purchase Agreement, FERC Electric Rate Schedule First Revised Volume No. 93, and the Gillette Turbine Power Purchase Agreement, FERC Electric Rate Schedule First Revised Volume No. 93, with Cheyenne Light, Fuel and Power Company (“Cheyenne”), which agreements have been temporarily assigned by Cheyenne to its affiliate Public Service Company of Colorado for the period covering February 25, 2001 through December 31, 2003. (This temporary assignment has been extended to cover the period from January 1, 2004 through December 31, 2007.)

Black Hills Wyoming also is a party to a Power Purchase Agreement with Municipal Energy Agency of Nebraska (“MEAN”), under which Black Hills Wyoming will sell MEAN 20 MW of firm power from Black Hills Wyoming’s Wygen Plant for a ten-year term that commenced February 17, 2003.

Black Hills Colorado, LLC

(a)

Black Hills Colorado, LLC (“Black Hills Colorado” formerly named Indeck Colorado, LLC), is an EWG and a Delaware limited liability company. Black Hills Colorado is administered from 350 Indiana Street, Suite 400, Golden, CO 80401. FERC accepted Black Hills Colorado’s application for EWG status in an order reported at 91 FERC ¶ 62,131 (2000). Black Hills Colorado owns and operates natural gas-fired electric generating facilities located at the Arapahoe Power Station in Denver, Colorado, and the Valmont Power Station in Boulder, Colorado, with a combined generating capacity of 210 MW.

(b)	Black Hills Colorado is wholly owned by BHG.

(c)

Black Hills Wyoming, Inc. and Indeck Capital, Inc. made equity contributions of $21,278,000 and $360,000, respectively, in June, 2000. In addition, BHG made equity contributions of $28,330,000 in 2001, bringing total equity to $49,968,000. On July 7, 2000, Indeck Capital, Inc. was merged into Black Hills Energy Capital, Inc. (now known as Black Hills Generation, Inc.), a wholly owned subsidiary of Black Hills Corporation. Effective on December 31, 2000, the equity interest of Black Hills Wyoming, Inc. in Black Hills Colorado was assigned to Black Hills Generation, Inc. (formerly Black Hills Energy Capital, Inc.)

(d)	As of December 31, 2003, Black Hills Colorado, LLC had total equity of $53,491,324. Its net income for the twelve-month period ended December 31, 2003 was $7,994,404.

(e)	None.

Fountain Valley Power, LLC

(a)

Fountain Valley Power, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHG. Fountain Valley Power is an exempt wholesale generator (“EWG”). The FERC accepted Fountain Valley Power’s application for EWG status in a letter order reported at 95 FERC ¶ 62,099 (2001). Fountain Valley Power’s business address is 350 Indiana Street, Suite 400, Golden, Colorado 80401.

Fountain Valley Power owns and operates a 240 MW gas fired electric generation facility located south of Colorado Springs, Colorado. The project output is sold under a Tolling Agreement to Public Service Company of Colorado (“PSCo”).

(b)	Fountain Valley Power is wholly owned by Black Hills Fountain Valley, Inc., which in turn is wholly owned by BHG.

(c)

Black Hills Corporation has indirectly contributed $36,000,000 in equity in Fountain Valley Power, through its wholly owned subsidiary, BHG. There are no direct or indirect guarantees by Black Hills Corporation in favor of Fountain Valley Power. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Fountain Valley Power.

(d)	As of December 31, 2003, Fountain Valley Power had total equity of $49,278,919. For the twelve month period ended December 31, 2003, net earnings totaled $11,550,120.

(e)

On March 30, 2001, Fountain Valley Power, LLC entered into a Project Services Agreement with BHG, by which BHG or its affiliates agreed to provide development, management and/or technical services during the permitting, construction and commercial operations phases of the project. Fees and services charges are billed pursuant to a Schedule of Service Charges attached to the Agreement. In addition, the company pays BHG an annual service fee of $250,000 for services performed under the agreement. Fountain Valley Power was also a party to the Engineering, Procurement and Construction Contract with Enron Engineering and Construction Company dated January 19, 2001. During 2002, Enron (or its affiliate) performed punch list and completion services, which services were not completed by Enron, due to its (or its affiliate’s) bankruptcy.

Harbor Cogeneration Company

(a)

Harbor Cogeneration Company (“Harbor Cogen”) is an EWG and a California general partnership that owns a 98 MW cogeneration facility located near the city of Long Beach in Los Angeles County, California. Harbor Cogen is administered from 350 Indiana Street, Suite 400, Golden, CO 80401. Harbor Cogen’s application for EWG status was approved by FERC in a Letter Order reported at 86 FERC ¶ 62,188 (1999). Harbor Cogen’s facilities are directly connected to Southern California Edison Company’s 230 kV transmission system through a step-up transformer owned by Harbor Cogeneration.

(b)	BHG indirectly owns a 100% interest in the EWG (by and through its ownership of Black Hills Harbor, LLC and Black Hills Long Beach, Inc.)

(c)

On March 30, 1987, South Coast Energy Company contributed $840,000 to Harbor Cogen. South Coast Energy Company’s interest was later acquired by Indeck Harbor, LLC, (now known as Black Hills Harbor, LLC) which is indirectly owned by Black Hills Corporation. There are presently no direct or indirect guarantees by Black Hills Corporation in favor of Harbor Cogen or recourse debt to any system company.

(d)	As of December 31, 2003, Harbor Cogen had total equity of $45,152,710. For the twelve months ended December 31, 2003 Harbor Cogen’s earnings totaled $9,825,267.

(e)	None.

Las Vegas Cogeneration II, L.L.C

(a)

Las Vegas Cogeneration II, L.L.C. (“LVCII”) is an EWG and a Delaware limited liability company that owns and operates a 224 MW natural gas-fired electric power generation facility in the city of North Las Vegas, Nevada. The facility began commercial operation in January 2003. LVCII is administered from 350 Indiana Street, Suite 400, Golden, CO 80401. LVCII’s application for EWG status was approved by FERC in a Letter Order reported at 99 FERC ¶ 62,182. LVCII holds a 100% ownership interest in another EWG, Las Vegas Cogeneration Energy Financing, L.L.C., which owns certain facilities and equipment which it leases to LVCII. Until September 30, 2003 the project’s output was sold at wholesale on a long-term basis to Allegheny Energy Supply Company, LLC. Beginning October 1, 2003, the project’s output has been sold into the market on a merchant basis. On December 19, 2003, LVCII entered into a Confirmation Agreement under the Western Systems Power Pool Agreement (the “Confirmation”) with the NPC, under which LVCII entered into a 10-year sales agreement to sell electric capacity and energy to NPC. The Confirmation has been presented to the Nevada Public Utilities Commission (“NPUC”) for approval pursuant to a stipulated agreement among LVCII, NPC and the NPUC staff. LVCII’s project is directly interconnected with Nevada Power Company’s transmission system through a step-up transformer owned by LVCII pursuant to an interconnection agreement on file with FERC.

(b)	BHG indirectly owns a 100% interest in the EWG (by and through its ownership of Black Hills Southwest, LLC and Black Hills Nevada, LLC).

(c)

Black Hills Corporation has indirectly contributed $213,148,631 in equity in LVCII, through its wholly owned subsidiary, BHG. LVCII was a party to that certain Project Credit Agreement, dated as of August 26, 2002, as amended, pursuant to which LVCII and Las Vegas Cogeneration Energy Financing Company, L.L.C. (“LVCEFC”) borrowed $50,000,000 from certain financial institutions. Black Hills Corporation guaranteed LVCII’s and LVCEFC’s performance under the credit agreement. The financial institutions were paid in full on April 30, 2003 and the credit agreement was assigned to Black Hills Generation, Inc., as the lender and agent thereunder. LVCII is a party to a Transmission Services Agreement with Nevada Power Company, dated April 21, 2003 (“TSA”). Under the TSA, LVCII acquired rights to firm point-to-point transmission capacity. To support payment of LVCII’s payment obligation under the TSA, Black Hills Corporation issued a $5,000,000 letter of credit under its revolving credit agreement. In addition, Black Hills Corporation issued a $5,000,000 letter of credit to NPC under its revolving credit agreement in connection with the Confirmation referenced in (a) above.

(d)	As of December 31, 2003, LVCII had total equity of $61,555,999. For the twelve months ended December 31, 2003 LVCII’s net income totaled $7,487,457.

(e)	None.

Las Vegas Cogeneration Energy Financing Company, L.L.C.

(a)

Las Vegas Cogeneration Energy Financing Company, L.L.C. (“LVCEFC”) is an EWG and a Delaware limited liability company that owns and leases certain equipment used at LVCII’s 224 MW natural gas-fired electric power generation facility in the city of North Las Vegas, Nevada. The facility began commercial operation in January of 2003. LVCEFC is administered from 350 Indiana Street, Suite 400, Golden, CO 80401. LVCEFC’s application for EWG status was approved by FERC in a Letter Order reported at 99 FERC ¶ 62,148 (2002). The output of the LVCII project is sold as described in the description of LVCII, above.

(b)	BHG indirectly owns a 100% interest in the EWG (by and through its ownership of Black Hills Southwest, LLC, Black Hills Nevada, LLC and Las Vegas Cogeneration II, L.L.C.).

(c)

Black Hills Corporation has indirectly contributed $45,449,004 in equity in LVCEFC, through its indirect wholly owned subsidiary, Black Hills Southwest, L.L.C. LVCEFC was a party to that certain Project Credit Agreement, dated as of August 26, 2002, as amended, pursuant to which LVCEFC and LVCII borrowed $50,000,000 from certain financial institutions. Black Hills Corporation guaranteed LVCII’s and LVCEFC’s performance under the credit agreement. The financial institutions were paid in full on April 30, 2003 and the credit agreement was assigned to Black Hills Generation, Inc., as the lender and agent thereunder.

(d)	As of December 31, 2003, LVCEFC had total equity of $0.00. For the twelve-month period ended December 31, 2003 net losses totaled $32,296,148, due to a write down of the asset.

(e)	LVCEFC leases equipment to be used at LVCII’s 224 MW natural gas-fired electric power generation facility in the city of North Las Vegas, Nevada.

Adirondack Hydro Development Corporation

(a)

Adirondack Hydro Development Corporation (“Adirondack Hydro”) is a Delaware corporation, located at 39 Hudson Falls Road, South Glens Falls, NY 12803. In Adirondack Hydro Development Corporation, 92 FERC ¶ 62,165 (2000), FERC determined that Adirondack Hydro was an EWG. Adirondack Hydro formerly held direct and indirect interests in other EWGs including Northern Electric Power Co., L.P., Hudson Falls, LLC, Sissonville Limited Partnership, Warrensburg Hydro Power Limited Partnership, NYSD Limited Partnership, Adirondack Hydro – Fourth Branch, LLC, and Adirondack Operating Services, LLC. These ownership interests were sold on September 30, 2003. The company is currently inactive.

(b)	Adirondack Hydro is wholly owned by BHG.

(c)

Indeck Capital, Inc. contributed $3,975,105 to Adirondack Hydro prior to Black Hills Corporation’s ownership of the EWG. Black Hills Corporation has indirectly invested $15,855,000 in Adirondack Hydro through its wholly owned subsidiary, BHG. There are no direct or indirect guaranties by Black Hills Corporation in favor of Adirondack Hydro. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Adirondack Hydro.

(d)	As of December 31, 2003, Adirondack Hydro had total equity of 55,221,765. For the twelve-month period ended December 31, 2003 net earnings totaled $10,449,707.

(e)

Adirondack Hydro was a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Hydro received management and administrative services from Adirondack Operating Services, LLC. (Adirondack Operating was sold on September 30, 2003 to affiliates of Boralex Inc., a Canadian corporation, and Boralex Power Income Fund, an unincorporated Canadian trust of which Boralex owns an interest.

Indeck Pepperell Power Associates, Inc.

(a)

Indeck Pepperell Power Associates, Inc. (“Indeck Pepperell”), is an EWG incorporated in the State of Delaware with its principal business offices located at 350 Indiana Street, Suite 400, Golden, CO 80401. Indeck Pepperell owns a 38 MW cogeneration facility located in Pepperell, Massachusetts near the James River Pepperell, Inc. paper mill. Pepperell Power Associates Limited Partnership’s (the predecessor to Indeck Pepperell) application for EWG status was granted by FERC in Pepperell Power Associates Limited Partnership, 62 FERC ¶ 61,182 (1993).

(b)	BHG indirectly owns 100% of the capital stock of Indeck Pepperell by and through its interests in Indeck North American Power Fund, L.P. and North American Funding, LLC.

(c)

Indeck Pepperell has total paid in capital of $9,947,564. There are no direct or indirect guarantees by Black Hills Corporation in favor of Indeck Pepperell. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Indeck Pepperell.

(d)	As of December 31, 2003, Indeck Pepperell had total equity of $3,672,784. Indeck Pepperell had net loss of $1,913,326 for the twelve month period ended December 31, 2003.

(e)	None.

Jamaica Private Power Company

(a)

Jamaica Private Power Company (“Jamaica Power”), an EWG that is a Jamaican limited liability company. Jamaican Power owns a 60 MW diesel combined cycle facility located in Rockfort, Kingston, Jamaica. Jamaica Power’s application for EWG status was granted by FERC in Jamaica Private Power Company Limited, 67 FERC ¶ 61,279 (1994).

(b)

EIF Investors, Inc. owns a 0.5% general partnership interest and a 6.46% limited partnership interest in Energy Investors Fund II, L.P. (“EIFII”) which, in turn, holds a 15.7% Class B Membership in Jamaica Power.

(c)

EIF Investors, Inc. has invested $7.5 million in EIFII. EIFII has invested $7.32 million in Jamaica Power. There are no direct or indirect guarantees by Black Hills Corporation in favor of Jamaica Power. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Jamaica Power.

(d)	As of December 31, 2003, the total cost of Jamaica Power’s facility was $144,000,000.

(e)	None.

P.H. Rio Volcan, S.A.

(a)

P.H. Rio Volcan, S.A. (“Rio Volcan”), an EWG that is incorporated in Costa Rica with its principal business offices located at Parque Empresarial Forum, Edificio B Primer Piso, Santa Ana, San Jose, Costa Rica.. Rio Volcan owns a 17 MW hydroelectric facility located in the District of Sarapiqui, Canton of Alajuela, Province of Alajuela, Costa Rica. Rio Volcan’s application for EWG status was granted by FERC in P.H. Rio Volcan, S.A., 82 FERC ¶ 62,029 (1998).

(b)	EIF Investors, Inc. holds a 0.5% general partnership interest and a 6.46% limited partnership interest in EIFII. EIFII holds a 35% ownership interest in Rio Volcan.

(c)

BHG has invested $7.5 million in EIFII. EIFII has invested $2 million in the project. There are no direct or indirect guarantees by Black Hills Corporation in favor of Rio Volcan. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Rio Volcan.

(d)	As of December 31, 2003, the total cost of Rio Volcan was $33,600,000.

(e)	None.

P.H. Don Pedro, S.A.

(a)

P.H. Don Pedro, S.A. (“Don Pedro”), an EWG that is incorporated in Costa Rica, with its principal business offices located at Parque Empresarial Forum, Edificio B Primer Piso, Santa Ana, San Jose, Costa Rica. Don Pedro owns a 14.5 MW hydroelectric facility located in the District of Sarapiqui, Canton of Alajuela, Province of Alajuela, Costa Rica. Don Pedro’s application for EWG status was granted by FERC in P.H. Don Pedro, S.A., 78 FERC ¶ 62,198 (1997).

(b)	EIF Investors, Inc. holds a 0.5% general partnership interest and a 6.46% limited partnership in EIFII. EIFII holds a 29% ownership interest in Don Pedro.

(c)

EIF Investors, Inc. has invested $7.5 million in EIFII. EIFII has invested $1.5 million in the project. There are no direct or indirect guarantees by Black Hills Corporation in favor of Don Pedro. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Don Pedro.

(d)	As of December 31, 2003, the total cost of Don Pedro was $25,200,000.

(e)	None.

Berkshire Power Company, L.L.C.

(a)

Berkshire Power Company, L.L.C. (“Berkshire Power”), a Massachusetts limited liability company with its principal office located at 200 High Street, 5th Floor, Boston, MA 02110 is an EWG that was formed to construct and own an eligible 270 MW facility located in Agawam, Massachusetts. Berkshire Power’s application for EWG status was granted by FERC in Berkshire Power Company, L.L.C., 89 FERC ¶ 62,164 (2000).

(b)	EIF Investors, Inc. owns a 0.5% general partnership interest and a 4.9% limited partnership interest in Project Finance Fund III (“EIFIII”). EIFIII holds a 25.5% equity interest in Berkshire Power.

(c)

The total cost of the Berkshire Power facility was $200,000,000 as of December 31, 2001. Of that amount, $51,000,000 is attributable to EIFIII. There are no direct or indirect guarantees by Black Hills Corporation in favor of Berkshire Power. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Berkshire Power.

(d)	As of December 31, 2003, the total cost of the Berkshire Power facility was $200,000,000.

(e)	None.

MASSPOWER

(a)

MASSPOWER, a Massachusetts general partnership with its principal place of business at One Bowdoin Square, Boston, MA 02114-2910, is an EWG that owns and operates an eligible 240 MW facility located in Springfield, Massachusetts. MASSPOWER’s application for EWG status was granted in MASSPOWER, 83 FERC ¶ 62,273 (1998).

(b)	EIF Investors, Inc. owns a 0.5% general partnership interest and a 4.9% limited partnership interest in EIFIII. EIFIII holds a 17.5% equity interest in MASSPOWER.

(c)

The total cost of the MASSPOWER facility was $240,000,000 as of December 31, 2001. Of that amount, $42,000,000 is attributable to EIFIII. There are no direct or indirect guarantees by Black Hills Corporation in favor of MASSPOWER. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of MASSPOWER.

(d)	As of December 31, 2003, the total cost of the MASSPOWER facility was $240,000,000.

(e)	None.

EXHIBIT A

        Consolidating statements of income and retained earnings of Black Hills Corporation and its subsidiaries for the year ended December 31, 2003 and a consolidating balance sheet as of December 31, 2003.

        The Company is requesting confidentiality for the financial statements ended December 31, 2003 of this U-3A-2 filing. This request is being made pursuant to Section 22b of the Public Utility Holding Company Act of 1935 and Rule 104 thereunder.

EXHIBIT B

Organizational Charts Showing Relationship of Each EWG or Foreign Utility Company to Associate Companies in the Holding Company System

1.     ADIRONDACK HYDRO DEVELOPMENT CORPORATION

Black Hills Corporation
  Black Hills Energy, Inc.
    Black Hills Generation, Inc. (formerly Black Hills Energy Capital, Inc.)
      Adirondack Hydro Development Corporation

2.     BLACK HILLS COLORADO, LLC

Black Hills Corporation
  Black Hills Energy, Inc
    Black Hills Generation, Inc. (formerly Black Hills Energy Capital, Inc.)Black
      Hills Colorado, LLC

3.     INDECK PEPPERELL POWER ASSOCIATES, INC.

Black Hills Corporation
  Black Hills Energy, Inc
    Black Hills Generation, Inc. (formerly Black Hills Energy Capital, Inc.)
      Black Hills North America, Inc.
         North American Funding, LLC
          Indeck North American Power Partners, LP
            Indeck North American Power Fund, LP
              Indeck Pepperell Power Associates, Inc.

4.     FOUNTAIN VALLEY POWER, LLC

Black Hills Corporation
  Black Hills Energy, Inc
    Black Hills Generation, Inc. (formerly Black Hills Energy Capital, Inc.)
      Black Hills Fountain Valley, LLC
        Fountain Valley Power, LLC

5.     HARBOR COGENERATION COMPANY

Black Hills Corporation
  Black Hills Energy, Inc
     Black Hills Generation, Inc. (formerly Black Hills Energy Capital, Inc.)
      North American Funding, LLC
        Black Hills North America, Inc.
          Indeck North American Power Partners, LP
             Indeck North American Power Fund, LP
              Black Hills Harbor, LLC
                Harbor Cogeneration Company

6.     LAS VEGAS COGENERATION, II, L.L.C.

Black Hills Corporation
  Black Hills Energy, Inc
     Black Hills Generation, Inc. (formerly Black Hills Energy Capital, Inc.)
      Black Hills Southwest, LLC
        Black Hills Nevada, LLC

7.     LAS VEGAS COGENERATION ENERGY FINANCING, L.L.C.

Black Hills Corporation
   Black Hills Energy, Inc
    Black Hills Generation, Inc. (formerly Black Hills Energy Capital, Inc.)
       Black Hills Southwest, LLC
        Black Hills Nevada, LLC
          Las Vegas Cogeneration, II, L.L.C.

8.     BLACK HILLS WYOMING, INC.

Black Hills Corporation
   Black Hills Energy, Inc
    Wyodak Resources Development Corporation
      Black Hills Wyoming, Inc

9.     JAMAICA PRIVATE POWER COMPANY

Black Hills Corporation
  Black Hills Energy, Inc
    Black Hills Generation, Inc. (formerly Black Hills Energy Capital, Inc.)
      EIF Investors Fund II, LP
        Jamaica Private Power Company

10.     P.A. DON PEDRO, S.A.

Black Hills Corporation
  Black Hills Energy, Inc
    Black Hills Generation, Inc. (formerly Black Hills Energy Capital, Inc.)
      EIF Investors Fund II, LP
        P.A Don Pedro S.A.

11.     P.H. RIO VOLCAN, S.A.

Black Hills Corporation
  Black Hills Energy, Inc
    Black Hills Generation, Inc. (formerly Black Hills Energy Capital, Inc.)
      EIF Investors Fund II, LP
        P.H. Rio Volcan, S.A.

12.     BERKSHIRE POWER COMPANY, LLC

Black Hills Corporation
  Black Hills Energy, Inc
    Black Hills Generation, Inc. (formerly Black Hills Energy Capital, Inc.)
      EIF Investors Fund III, LP
        Berkshire Power Company, LLC

13.     MASSPOWER

Black Hills Corporation
  Black Hills Energy, Inc
    Black Hills Generation, Inc. (formerly Black Hills Energy Capital, Inc.)
      EIF Investors Fund III, LP
        MASSPOWER

BLACK HILLS CORPORATION

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2004.

Black Hills Corporation

By /s/ Mark T. Thies Mark T. Thies Executive Vice President Finance and CFO

Corporate Seal

Attest:

/s/ Roxann R. Basham

Corporate Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.

Steven J. Helmers Senior Vice President and General Counsel Post Office Box 1400 Rapid City, SD 57709